                                                                    Exhibit 99.1

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
                 REPORT FOR THE PERIOD ENDED SEPTEMBER 30, 2002


                                                                                             PAGE

1         Financial Statements (Unaudited)

          The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in New Zealand (NZ GAAP) and are presented in NZ Dollars.

          Condensed Consolidated Statements of Financial Performance for the
          Three and Six Months Ended September 30, 2002 and 2001, and the Fiscal
          Year Ended March 31, 2002.                                                          2

          Condensed Consolidated Statements of Financial Position as of
          September 30, 2002 and 2001, and March 31, 2002.                                    4

          Condensed Consolidated Statements of Movements in Equity for the Six
          Months Ended September 30, 2002 and 2001, and the Fiscal Year Ended
          March 31, 2002.                                                                     5

          Condensed Consolidated Statements of Cash Flows for the Six Months
          Ended September 30, 2002 and 2001, and the Fiscal Year Ended March 31,
          2002.                                                                               6

          Notes to Condensed Consolidated Financial Statements.                               7

2         Management's Discussion and Analysis of Financial Position and
          Financial Performance of Continuing Operations.                                    13

3         Quantitative and Qualitative Disclosures About Market Risk.                        16

                           FORWARD-LOOKING STATEMENTS

The statements contained in this Quarterly Report, including without limitation those contained in "Management's Discussion and Analysis of Financial Position and Financial Performance of Continuing Operations," relating to financial projections, plans and objectives of management, future economic performance and other future events, are "forward-looking statements" within the meaning of
Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements represent the Company's present expectations or beliefs concerning future events. The Company cautions that such statements involve known and unknown risks, uncertainties and other factors that may cause its actual results or performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following:


- the Company's results may be adversely affected by foreign currency fluctuations because its revenues, costs and liabilities are denominated in multiple currencies;

- the Company competes against substantially larger, more well established companies and the markets for its products are highly competitive;

- a change in technology relating to the Company's products may result in some of its products being obsolete, could cause it to incur substantial costs to implement new technologies, or could cause it to lose customers if its competitors implement new technologies before it does;

- the Company has experienced some variation in its financial results in the past and expects its future financial results may also fluctuate;

- the Company's success depends in part on its proprietary technologies and if it is unable to successfully enforce its intellectual property rights, its competitive position may be harmed;

- if the Company infringes the patents or proprietary rights of other parties it may incur significant costs and its business may be harmed;

- the Company's continued success depends on the ability of patients to be reimbursed by third-party payers;

- a product recall may have a material adverse effect on the Company's business; and

- the international scope of the Company's operations exposes it to operational, political and other business risks that may harm its business.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee its future results or performance. The Company does not undertake to publicly update or revise any forward-looking statements.

1.  FINANCIAL STATEMENTS

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
    Unaudited Condensed Consolidated Statements of Financial Performance
              (in thousands of NZ Dollars, except per share data)


                                                       Three Months                         Six Months               Fiscal Year
                                                          Ended                                Ended                    Ended
                                                      September 30,                        September 30,              March 31,
                                            -------------------------------     -------------------------------     -------------
Continuing Operations                            2002              2001             2002               2001              2002
---------------------                       -------------     -------------     -------------     -------------     -------------

   Operating revenue ...................          $50,171           $48,708          $101,089          $101,525          $214,596
   Cost of sales .......................           16,473            13,811            32,449            28,137            65,811
                                            -------------     -------------     -------------     -------------     -------------
   Gross profit ........................           33,698            34,897            68,640            73,388           148,785
   Operating expenses:
   Selling, general and
     administrative expenses ...........           13,628            14,234            27,338            28,089            56,619
   Research and development
      expenses .........................            3,024             2,508             5,650             5,006            10,264
                                            -------------     -------------     -------------     -------------     -------------
   Total operating expenses ............           16,652            16,742            32,988            33,095            66,883
                                            -------------     -------------     -------------     -------------     -------------

   Operating profit ....................           17,046            18,155            35,652            40,293            81,902
   Other income (expenses), net:
   Interest income (expense), net .......             866              (442)            1,820              (933)             (267)
   Foreign currency exchange
      profit (loss) (1) ................          (12,510)             (369)           13,654              (959)           13,313
   Other expenses (note 6) .............                -                 -                 -                 -            (1,092)
                                            -------------     -------------     -------------     -------------     -------------
   Total other income (expenses),
      net ..............................          (11,644)             (811)           15,474            (1,892)           11,954
                                            -------------     -------------     -------------     -------------     -------------
   Profit from continuing
      operations before taxation .......            5,402            17,344            51,126            38,401            93,856
   Taxation ............................           (2,029)           (5,748)          (17,319)          (12,713)          (31,532)
                                            -------------     -------------     -------------     -------------     -------------
   Profit from continuing
     operations after taxation .........           $3,373           $11,596           $33,807           $25,688           $62,324
                                            =============     =============     =============     =============     =============
   Basic earnings from continuing
     operations per share ..............            $0.03             $0.10             $0.33             $0.22             $0.56
   Diluted earnings from continuing
     operations per share ..............            $0.03             $0.10             $0.33             $0.22             $0.56
   Weighted average basic shares
      outstanding ......................      102,359,335       118,111,137       102,353,221       118,111,137       111,537,416
   Weighted average diluted
      shares outstanding ...............      103,880,168       118,111,137       103,874,888       118,111,137       112,173,791
   Basic earnings from continuing
      operations per ADS (2) ...........            $0.13             $0.39             $1.32             $0.87             $2.24
   Diluted earnings from continuing
      operations per ADS (2) ...........            $0.13             $0.39             $1.30             $0.87             $2.22
   Notional weighted average
      basic ADSs outstanding (2) .......       25,589,834        29,527,784        25,588,305        29,527,784        27,884,354
   Notional weighted average
      diluted ADSs outstanding (2) .....       25,970,042        29,527,784        25,968,722        29,527,784        28,043,448

(1) The foreign currency exchange profit (loss) for the three and six months ended September 30, 2001 in these NZ Dollar Condensed Consolidated Financial Statements differs from the US Dollar Condensed Consolidated Financial Statements due to the correction of the previously disclosed mark to market error in the year ended March 31, 2001.

(2)  Assumes four outstanding ordinary shares are equal to one ADS.


See accompanying notes to unaudited condensed consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED

      Unaudited Condensed Consolidated Statements of Financial Performance
              (in thousands of NZ Dollars, except per share data)


                                                        Three Months       Six Months       Six Months           Fiscal Year
                                                          Ended              Ended            Ended                 Ended
                                                       September 30,      September 30,    September 30,          March 31,
                                                    ------------------------------------  -----------------   -----------------
Discontinued Operations                                     2002               2002              2001                2002
-----------------------                             ------------------  ----------------  -----------------   -----------------
    Operating revenue .............................             $-                 $-          $371,496            $464,901
    Profit (Loss) from discontinued operations
       before taxation (note 7) ...................              -                  -            18,114              (3,199)
    Taxation ......................................              -                  -            (6,271)            (10,997)
                                                         ---------          ---------         ---------           ---------

    Profit (Loss) from discontinued operations
       after taxation .............................             $-                 $-          $ 11,843            $(14,196)
                                                         =========          =========         =========           =========

Total Operations
----------------
    Operating revenue .............................        $50,171           $101,089          $473,021            $679,497
    Profit before taxation ........................          5,402             51,126            56,515              90,657
    Taxation ......................................         (2,029)           (17,319)          (18,984)            (42,529)
                                                         ---------          ---------         ---------           ---------

    Profit after taxation .........................         $3,373            $33,807           $37,531             $48,128
                                                         =========          =========         =========           =========







See accompanying notes to unaudited condensed consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
       Unaudited Condensed Consolidated Statements of Financial Position
                          (in thousands of NZ Dollars)

                                                                                        As of             As of            As of
                                                                                    September 30,     September 30,       March 31,
                                                                                        2002              2001             2002
                                                                                   -------------     -------------     ------------
ASSETS
Current assets:
Cash and bank balances ......................................................         $22,352           $ 2,972            $73,310
Short-term investments ......................................................          41,455                 -                  -
Debtors and prepayments (note 3) ............................................          41,328            33,447             41,752
Inventories (note 4) ........................................................          22,305            28,028             19,216
Employee share ownership plans loans, current portion .......................           1,578             1,487              2,407
Taxation ....................................................................             247             3,607              3,897
                                                                                     --------          --------           --------
Current assets continuing operations ........................................         129,265            69,541            140,582
Current assets discontinued operations ......................................               -           406,010                  -
                                                                                     --------          --------           --------
     Total current assets ...................................................         129,265           475,551            140,582
Long-term assets:
Fixed assets, net of accumulated depreciation of $20,591 at
  September 30, 2002, $16,594 at September 30, 2001 and $17,419 at
    March 31, 2002 ..........................................................          69,461            62,390             63,236
Patents and trademarks, net of accumulated amortisation of $191 at
  September 30, 2002, $1 at September 30, 2001 and $5 at
    March 31, 2002 ..........................................................           1,622                40              1,681
Employee share ownership plans loans ........................................           3,247             6,836              3,745
Debtors and prepayments (note 3) ............................................           1,565                 -                390
Goodwill, net of accumulated amortisation of $1,475 at September 30, 2002,
  $1,090 at September 30, 2001 and $1,283 at March 31, 2002 .................           2,378             2,763              2,570
Deferred taxation ...........................................................           3,647             5,317              3,129
Long-term assets discontinued operations ....................................               -           394,482                  -
                                                                                     --------          --------           --------
     Total assets ...........................................................        $211,185          $947,379           $215,333
                                                                                     ========          ========           ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdrafts .............................................................          $1,548            $2,194             $1,267
Trade creditors .............................................................           8,503             6,234              8,367
Provisions ..................................................................           3,252            25,652             14,734
Taxation ....................................................................           1,516             2,457              2,335
Term borrowings, current portion ............................................           5,341            13,684              6,187
Other liabilities ...........................................................           7,279            12,006              8,870
                                                                                     --------          --------           --------
Current liabilities continuing operations ...................................          27,439            62,227             41,760
Current liabilities discontinued operations .................................               -           326,512                  -
                                                                                     --------          --------           --------
     Total current liabilities ..............................................          27,439           388,739             41,760
Long-term liabilities:
Provisions ..................................................................           5,017             8,404                170
Term borrowings .............................................................               -                 -              1,520
Long-term liabilities discontinued operations ...............................               -           203,864                  -
                                                                                     --------          --------           --------
     Total liabilities ......................................................          32,456           601,007             43,450

     Total shareholders' equity .............................................         178,729           346,372            171,883
                                                                                     --------          --------           --------
     Total liabilities and shareholders' equity .............................        $211,185          $947,379           $215,333
                                                                                     ========          ========           ========

See accompanying notes to unaudited condensed consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
       Unaudited Condensed Consolidated Statements of Movements in Equity
                          (in thousands of NZ Dollars)

                                                                      Six Months          Six Months        Fiscal Year
                                                                         Ended               Ended             Ended
                                                                     September 30,       September 30,       March 31,
                                                                    ---------------     ---------------    ------------
                                                                         2002                2001               2002
                                                                    ---------------     ---------------    ------------
Shareholders' equity at the beginning of the period .....              $171,883            $384,038           $384,038
Profit for the period ...................................                33,807              37,531             48,128
Movement in currency translation reserve ................                (1,562)               (785)               400
                                                                      ---------           ---------          ---------
                                                                         32,245              36,746             48,528
                                                                      ---------           ---------          ---------
Issue of share capital ..................................                   188                   -             26,666
Increase in equity from disposition of unallocated shares                     -                   -              2,335
Repurchase of share capital .............................                     -                   -           (215,272)
Dividends ...............................................               (25,587)            (74,412)           (74,412)
                                                                      ---------           ---------          ---------
Shareholders' equity at the end of the period ...........              $178,729            $346,372           $171,883
                                                                      =========           =========          =========



See accompanying notes to unaudited condensed consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
            Unaudited Condensed Consolidated Statements of Cash Flows
                          (in thousands of NZ Dollars)

                                                                                 Six Months        Six Months        Fiscal Year
                                                                                    Ended             Ended             Ended
                                                                                 September 30,     September 30,      March 31,
                                                                              ----------------  ----------------  -----------------
                                                                                     2002              2001              2002
                                                                              ----------------  ----------------  -----------------
Cash flows from operating activities:
Continuing operations
        Receipts from customers ............................................        $106,417          $102,356          $195,427
        Dividends received .................................................               -                54               151
        Interest received ..................................................           1,930                 -             1,145
        Payments to suppliers and employees ................................         (66,056)          (75,886)         (134,210)
        Taxation paid ......................................................         (13,689)           (5,633)          (24,922)
        Interest paid ......................................................            (105)             (197)           (1,606)
                                                                                   ---------         ---------         ---------
Net cash flow from operations from continuing operations ...................          28,497            20,694            35,985
Net cash flow from operations from discontinued operations .................               -            19,798            31,825
                                                                                   ---------         ---------         ---------
               Net cash flow from operations ...............................          28,497            40,492            67,810
                                                                                   ---------         ---------         ---------
Cash flows from (used in) investing activities:
Continuing operations
        Sale of fixed assets ...............................................              98               127               143
        Proceeds from the disposal of Appliances and Finance businesses ....               -                 -           309,000
        Cash disposed of in divestment of Appliances and Finance businesses                -                 -            (9,679)
        Purchase of fixed assets ...........................................         (10,001)           (5,476)          (13,210)
        Sale of short-term investments .....................................          37,537                 -                 -
        Purchase of short-term investments .................................         (78,992)                -                 -
                                                                                   ---------         ---------         ---------
Net cash flow from (used in) investing activities from continuing operations         (51,358)           (5,349)          286,254
Net cash flow (used in) investing activities from discontinued operations ..               -            (5,052)           (5,780)
                                                                                   ---------         ---------         ---------
               Net cash flow from (used in) investing activities ...........         (51,358)          (10,401)          280,474
                                                                                   ---------         ---------         ---------
Cash flows from (used in) financing activities
Continuing operations
        Employee share purchase plans ......................................           1,403             1,456             4,371
        Issue of share capital .............................................             187                 -            26,136
        Repurchase of share capital ........................................               -                 -          (212,030)
        New term borrowings ................................................           4,807             4,776            14,394
        Repayment of term borrowings .......................................          (6,949)                -           (14,765)
        Dividends paid .....................................................         (25,587)          (74,412)          (74,412)
        Supplementary dividends paid to overseas shareholders ..............          (2,001)           (4,637)           (4,543)
                                                                                   ---------         ---------         ---------
Net cash flow (used in) financing activities from continuing operations ....         (28,140)          (72,817)         (260,849)
Net cash flow from (used in) financing activities from discontinued
  operations ...............................................................               -             2,797           (16,797)
                                                                                   ---------         ---------         ---------
               Net cash flow (used in) financing activities ................         (28,140)          (70,020)         (277,646)
                                                                                   ---------         ---------         ---------
        Net increase (decrease) in cash ....................................         (51,001)          (39,929)           70,638
Opening cash ...............................................................          72,043             1,706             1,706
Effect of foreign exchange rates ...........................................            (238)              616              (301)
                                                                                   ---------         ---------         ---------
Closing cash ...............................................................          20,804           (37,607)           72,043
                                                                                   ---------         ---------         ---------
Reconciliation of closing cash:
        Bank ...............................................................          22,352             3,752            73,310
        Bank overdrafts ....................................................          (1,548)          (16,859)           (1,267)
        Call borrowings ....................................................               -           (24,500)                -
                                                                                   ---------         ---------         ---------
                                                                                     $20,804          $(37,607)          $72,043
                                                                                   =========         =========         =========

See accompanying notes to unaudited condensed consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1.   ORGANISATION AND BASIS OF PRESENTATION

Fisher & Paykel Healthcare Corporation Limited, formerly known as Fisher & Paykel Industries Limited, is a New Zealand company which was renamed as part of a reorganisation in November 2001. As part of the reorganisation, the Appliances and Finance businesses of Fisher & Paykel Industries Limited were spun off to shareholders and are shown in these financial statements as discontinued operations. The Healthcare business, which is the only remaining business of Fisher & Paykel Industries Limited, is shown in these financial statements as continuing operations.

Fisher & Paykel Healthcare Corporation Limited, and its subsidiaries ("the Company"), is a leading designer, manufacturer and marketer of humidification products and systems for use in respiratory care and the treatment of obstructive sleep apnea. We also offer an innovative range of patient warning devices and neonatal care products. The Company's headquarters and manufacturing operations are located in New Zealand. Other principal distribution and sales sites are located in the United States, the United Kingdom, Australia and Europe. Our products are sold in over 90 countries worldwide.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with NZ GAAP, and are presented in NZ Dollars. The accompanying unaudited condensed consolidated financial statements do not include all of the information and footnotes required by NZ GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the fiscal year ending March 31, 2003.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF CONSOLIDATION

          The Company and subsidiary companies' accounts are consolidated using the purchase method. Subsidiaries are entities that are controlled either directly or indirectly by the parent. All material inter-company transactions are eliminated. The results of subsidiaries acquired or disposed of during the year are included in the consolidated Statement of Financial Performance from the date of acquisition or up to the date of disposal, respectively.

     (b)  GOODWILL

          The excess of cost over the fair value of net assets of subsidiaries acquired is capitalised as goodwill and is amortised to the Statement of Financial Performance on a straight line basis over the lower of the period of expected benefit or ten years from the date of investment.

     (c)  REVENUE RECOGNITION

          PRODUCTS

          Sales of products are recognised in accordance with the terms of sale when title has been transferred and the benefits of ownership and risk pass to the customer.

          INTEREST INCOME

          Interest income is accounted for as earned.

     (d)  ADVERTISING AND SALES PROMOTION COSTS

          All advertising and sales promotion costs are expensed as incurred.

     (e)  EARNINGS PER SHARE

          Basic earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during each period.

          Diluted earnings per share is calculated by using the weighted average number of ordinary shares outstanding during each period, adjusted to include the potentially dilutive effect if securities or other contracts to issue ordinary shares were exercised or converted into shares.

    (f) SHORT-TERM INVESTMENTS

        Short-term investments are recorded at cost plus accrued interest.

    (g) EMPLOYEE SHARE OWNERSHIP AND OPTION PLANS

        The Company operates employee share ownership plans for employees. The initial purchase of shares by the schemes is funded by advances from the Company, the advances being recognised as assets in the Statement of Financial Position. No compensatory expense is recognised in the Statement of Financial Performance.

        The Company operates a share option plan for employees. Options become exercisable in three equal annual instalments between years two and five. No compensatory expense is recognised in the Statement of Financial Performance.

        The Company also operates a share purchase plan for United States employees. The employees are able to purchase shares at a discount through the use of payroll deductions. No compensatory expense is recognised in the Statement of Financial Performance.

    (h) EMPLOYEE ENTITLEMENTS

        Employee entitlements to salaries and wages, annual leave, long service leave and other benefits are recognised when they accrue to employees. The Company operates pension plans for employees. Contributions to the plans are expensed when made.

    (i) INVENTORIES

        Inventories are valued at the lower of cost, on a first-in, first-out basis, or net realisable value. Cost includes all costs except finance, administration, research and development, selling and distribution overheads.

    (j) FIXED ASSETS

        Fixed Assets are recorded at cost. Depreciation expense is computed on a straightline basis over their estimated useful lives as follows:

               Buildings                  50 years
               Plant and Equipment        3-15 years
               Vehicles                   5 years
               Tooling                    3-7 years
               Software                   3-10 years

    (k) PATENTS

        The registration costs of new patents are capitalised and amortised over the estimated useful life of the patent, but not exceeding seven years from application. In the event of a patent being superseded, the unamortised costs are written off immediately.

    (l) FOREIGN CURRENCY

        The Company enters into foreign currency option contracts and forward foreign currency contracts in managing its foreign exchange risk.

        The purpose of the Company's foreign currency hedging activities is to protect the Company from exchange rate volatility with respect to functional currency (NZ Dollars) net cash movements resulting from the sales of products to foreign customers, and the purchase of raw materials in foreign currency from foreign and domestic suppliers. The Company enters into forward foreign currency contracts and foreign currency option contracts to hedge anticipated New Zealand based net sales/costs denominated principally in U.S. Dollars, Euros, British Pounds, and Australian Dollars.

        The terms of the foreign currency option contracts and forward foreign currency contracts generally do not exceed three years.

        As of April 1, 2001 the Company adopted Statement of Financial Accounting Standards No 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended, which standardises the accounting for derivative instruments. The Company's hedging contracts have not been designated as accounting hedges under SFAS 133 because of the restrictive definitions and therefore are marked to market with the resulting gains and losses being recognised in earnings in the period of change.

        Unrealised gains or losses are recognised as incurred on the Statement of Financial Position as either other assets or provisions and are recorded within other income, net on the Statements of Financial Performance. Unrealised gains and losses on currency derivatives are determined based on dealer quoted prices.

        Transactions in foreign currencies are converted at the rate of exchange prevailing at the date of the transaction.

        At period end, foreign monetary assets and liabilities are translated at the period end closing rates, and exchange variations arising from these transactions are included in the Statement of Financial Performance.

        Gains and losses and costs arising on foreign currency call options and forward foreign currency contracts that are effective as hedges of transactions are deferred until the date of such transactions at which time they are included in the determination of profit before taxation and separately reported as foreign currency exchange profit (loss). Those option or contract instruments that have not been designated as accounting hedges are marked to market with resulting gains and losses being recognised in earnings in the period. Refer also to note 8.

        The financial statements of foreign subsidiaries are translated at the following exchange rates:

        -  the period end closing exchange rate for assets and liabilities; and

        - the average rate for revenue and expense transactions during the month.

        The exchange rate difference from translating the opening net investment and revenue and expense transactions at rates different from those which were previously reported is reflected in the foreign currency translation reserve.

    (m) RESEARCH AND DEVELOPMENT

        Research and development expenditure is expensed as it is incurred. Development costs of product innovation as a process are, in the main, indistinguishable as to whether the benefits will be applied to current or future products.

     (n)  TAXATION

          The taxation expense charged to earnings includes both current and deferred tax and is calculated after allowing for permanent differences.

          The liability method of accounting for the taxation effect of all timing differences is used. Deferred tax is accounted for using the comprehensive basis on all timing differences. Any future taxation benefit is recognised only to the extent that there is virtual certainty of recovery in subsequent periods.

     (o)  WARRANTY

          Provision for warranty covers the obligations for the unexpired warranty periods for products, based on recent historical costs incurred on warranty exposure. Warranty terms are 1 to 2 years parts or parts and labour.

     (p)  IMPAIRMENT OF LONG-LIVED ASSETS

          Annually the directors assess the carrying value of assets considering them on a grouped basis determined at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other Company assets. Where the estimated recoverable amount of the assets based upon the undiscounted future cash flows is less than its carrying amount, the assets are written down to assessed fair value.

     (q)  STATEMENT OF CASH FLOWS

          The following are the definitions of the terms used in the Statement of Cash Flows:

          (i)   Cash comprises cash on hand and bank balances.

          (ii) Investing activities are those activities relating to the acquisition, holding and disposal of fixed assets and investments.

          (iii) Financing activities are those activities which result in changes in the size and composition of the capital structure of the Company. This includes both equity and debt not falling within the definition of cash. Dividends paid are included in financing activities.

          (iv) Operating activities include all transactions and other events that are not investing or financing activities.

     (r)  CHANGES IN ACCOUNTING POLICIES

          There have been no changes in accounting policies.

3.   DEBTORS AND PREPAYMENTS

     Debtors and prepayments were comprised of the following at September 30, 2002 and 2001, and March 31, 2002 (in thousands of NZ Dollars):

                                                          September 30,   September 30,    March 31,
                                                               2002            2001           2002
                                                          -------------   -------------    ---------
     Current:
     Trade debtors..................................           $28,326         $30,864      $34,016
     Less allowance for doubtful accounts...........              (441)           (426)        (377)
                                                          ------------    ------------     --------
                                                                27,885          30,438       33,639
     Other debtors and prepayments..................             2,159           3,009        3,799
     Unrealised gain on foreign currency
     instruments....................................            11,284               -        4,314
                                                          ------------    ------------     --------
                                                               $41,328         $33,447      $41,752
                                                          ============    ============     ========
     Term:
     Unrealised gain on foreign currency
     instruments....................................           $ 1,565         $     -      $   390
                                                          ============    ============     ========

4.   INVENTORIES

     Inventories were comprised of the following at September 30, 2002 and 2001, and March 31, 2002 (in thousands of NZ Dollars):

                                                          September 30,   September 30,    March 31,
                                                              2002            2001           2002
                                                          ------------    ------------     --------
     Materials......................................           $ 6,155         $ 8,720      $ 7,493
     Finished products..............................            17,425          19,835       13,521
     Provision for obsolescence.....................            (1,275)           (527)      (1,798)
                                                          ------------    ------------     --------
                                                               $22,305         $28,028      $19,216
                                                          ============    ============     ========


5.   CASH FLOW RECONCILIATION


                                                                         Six Months            Six Months            Fiscal Year
                                                                           Ended                 Ended                  Ended
                                                                       September 30,         September 30,            March 31,
                                                                    --------------------  --------------------      --------------
                                                                            2002                  2001                   2002
                                                                    --------------------  --------------------      --------------
                                                                                       (in thousands of NZ Dollars)
Profit from continuing operations after taxation.................              $ 33,807              $ 25,688            $ 62,324
Add (deduct) non-cash items:
Continuing operations:
   Depreciation..................................................                 3,405                 2,639               6,051
   Amortisation of patents and trademarks .......................                   186                     1                   3
   Amortisation of goodwill......................................                   192                   192                 385
   Accrued interest income ......................................                    18                     -                (198)
   Movement in provisions........................................                   439                   314                 204
   Movement in deferred tax/future tax benefit...................                  (518)               (1,799)                389
   Movement in working capital:
      Payables and accruals......................................                (1,375)                  305              (3,615)
      Debtors and prepayments....................................                 7,376                 3,190              (3,286)
      Inventory..................................................                (3,090)               (9,758)               (946)
   Provision for taxation net of supplementary dividend paid                      4,832                11,080              10,574
   Movement in unrealised revaluations of foreign
     currency instruments........................................               (15,219)              (11,150)            (34,896)
   Foreign currency exchange translation.........................                (1,556)                   (8)             (1,004)
                                                                    -------------------   -------------------       -------------
Net cash flow from operations from continuing operations.........              $ 28,497              $ 20,694            $ 35,985
                                                                    ===================   ===================       =============

6.   NON RECURRING ITEMS RELATING TO SPIN-OFF

During the fiscal year ended March 31, 2002 the Company incurred costs in relation to the spin-off of the Appliances and Finance businesses and the US share offering and listing on the NASDAQ.

These costs include non-recurring directors' costs (comprising additional remuneration to non-executive directors for extensive work undertaken in connection with the spin-off, retirement benefits as provided for by the Company's constitution to non-executive directors upon retirement from the Company's board, and insurance costs) and non-recurring offering and listing expenses.

These costs will not be incurred on an ongoing basis, but have been included in profit from continuing operations as they do not qualify as costs relating to the discontinued operations.

7.   LOSS ON DISPOSAL OF APPLIANCES AND FINANCE BUSINESSES

During the fiscal year ended March 31, 2002, as part of the reorganisation, the Company incurred a loss in connection with the spin-off of the Appliances and Finance businesses of $28,359,000. The loss is partially offset by operating profit from discontinued operations for the fiscal year ended March 31, 2002. The net loss is included in the loss from discontinued operations before taxation in the Statement of Financial Performance.


8.   FINANCIAL INSTRUMENTS

Notional principal of forward foreign currency contracts and foreign currency option contracts amounts outstanding were as follows:

                                                                                As of             As of            As of
                                                                            September 30,     September 30,      March 31,
                                                                           ---------------   ---------------     ----------
                                                                                 2002              2001             2002
                                                                                       (in thousands of NZ Dollars)
Purchase commitments forward foreign currency contracts...........            $    260          $      -          $      -
Sale commitments forward foreign currency contracts...............             229,814             7,692            85,655
Put foreign currency option contracts purchased...................             239,387           162,943           233,455
Call foreign currency option contracts sold.......................                   -           133,824            90,069


---------

The forward foreign currency contracts mature at various dates prior to June 30, 2005.

The foreign currency option contracts mature at various dates prior to December 31, 2003.

9.   CONTINGENCIES


Periodically we are party to litigation including product liability and patent claims.

On August 27, 2002, ResMed Inc. filed a lawsuit in the Federal District Court in San Diego against Fisher & Paykel Healthcare. The ResMed complaint seeks a judgement that selected Fisher & Paykel Healthcare mask products infringe patents held by ResMed. The complaint further charges Fisher & Paykel Healthcare with the copying of ResMed proprietary mask technology, and alleges trade dress and common law violations relating to the appearance of ResMed mask products.

On August 29, 2002, the Company refuted claims that the Company's Aclaim masks infringe patents and other intellectual property rights held by ResMed Inc. The Company has taken legal advice on the suit and believes that ResMed's claim against the Company is without merit and, if required, will defend the suit.

The Directors of Fisher & Paykel Healthcare cannot reasonably estimate the adverse effect (if any) on the company's Obstructive Sleep Apnea (OSA) business of ResMed's claim. If any of the claims are ultimately resolved against the Company's interests, there can be no assurance that such litigation will not have a material adverse effect on the Company's OSA business, financial condition or results of operations.

2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND FINANCIAL PERFORMANCE OF CONTINUING OPERATIONS

OPERATING REVENUE

Operating revenue from continuing operations consists of revenue from sales of our respiratory humidification, OSA and patient warming and neonatal care products, as well as sales of distributed products. Our operating revenue from continuing operations increased by approximately 3% to $50.171 million for the three months ended September 30, 2002 from $48.708 million for the three months ended September 30, 2001. Excluding the effects of currency translations, operating revenue from continuing operations has increased by 13% from sales in the comparable period in the prior year. Operating revenue from core products increased by approximately 7% to $47.835 million for the three months ended September 30, 2002 from $44.900 million for the three months ended September 30, 2001. Excluding the effects of currency translations, operating revenue from core products has increased by 17% from sales in the comparable period in the prior year.

The following table sets forth our sales by product group for the three months ended September 30, 2002 and 2001:

                                                                      Three Months Ended
                                                                        September 30,
                                                              ----------------------------------         Percentage
                                                                   2002                2001              Variation
                                                              --------------      --------------      ---------------
                                                                 (in millions of NZ Dollars)
PRODUCT GROUP:
Respiratory humidification products.....................             $24.812             $25.596                  -3%
OSA products............................................              20.038              16.178                 +24%
Patient warming and neonatal care products..............               2.985               3.126                  -5%
                                                              --------------      --------------
     Core products sub-total............................             $47.835             $44.900                  +7%
Distributed products....................................               2.336               3.808                 -39%
                                                              --------------      --------------
     Total..............................................             $50.171             $48.708                  +3%
                                                              ==============      ==============

Sales of respiratory humidification products decreased by approximately 3% in the three months ended September 30, 2002 from sales in the comparable period in the prior year. Excluding the effects of currency translations, sales of respiratory humidification products have increased by approximately 6% from sales in the comparable period in the prior year. Sales growth was driven by both humidifier system consumables and hardware. Single-use heated adult and neonatal breathing circuits continued to gain market share.

Sales of OSA products increased by approximately 24% in the three months ended September 30, 2002 from sales in the comparable period in the prior year. Excluding the effects of currency translations, sales of OSA products have increased by approximately 38% from sales in the comparable period in the prior year. Strong acceptance of the new integrated flow generator-humidifier continued during the quarter boosting sales volume for this product. Good growth was also achieved for stand alone humidifiers and mask products.

Sales of patient warming and neonatal care products decreased by approximately 5% in the three months ended September 30, 2002 from sales in the comparable period in the prior year. Excluding the effects of currency translations, sales of patient warming and neonatal care products have increased by approximately 3% from sales in the comparable period in the prior year.

Sales of distributed products have decreased by 39% in the three months ended September 30, 2002 from sales in the comparable period in the prior year, primarily due to our decision to terminate our distribution relationship with Datex-Ohmeda in New Zealand.

The following table sets forth our sales by product group for the six months ended September 30, 2002 and 2001:


                                                                        Six Months Ended
                                                                         September 30,
                                                               ----------------------------------         Percentage
                                                                    2002                2001              Variation
                                                               --------------      --------------      ---------------
                                                                  (in millions of NZ Dollars)
PRODUCT GROUP:
Respiratory humidification products......................            $ 50.034            $ 53.083                  -6%
OSA products............................................               40.442              35.687                 +13%
Patient warming and neonatal care products...............               5.771               5.713                  +1%
                                                               --------------      --------------
     Core products sub-total.............................            $ 96.247            $ 94.483                  +2%
Distributed products.....................................               4.842               7.042                 -31%
                                                               --------------      --------------
     Total...............................................            $101.089            $101.525                   0%
                                                               ==============      ==============

Sales of respiratory humidification products decreased by approximately 6% in the six months ended September 30, 2002 from sales in the comparable period in the prior year. Excluding the effects of currency translations, sales of respiratory humidification products have increased by approximately 4% from sales in the comparable period in the prior year. Sales volume growth of adult breathing circuits and single use chambers was the main reason for the increased sales level.

Sales of OSA products increased by approximately 13% in the six months ended September 30, 2002 from sales in the comparable period in the prior year. Excluding the effects of currency translations, sales of OSA products have increased by approximately 27% from sales in the comparable period in the prior year. OSA integrated flow generator-humidifier sales volume increased significantly in the six months ended September 30, 2002 from sales in the comparable period in the prior year. This volume growth has been partially offset by price reductions on our OSA humidifiers and integrated flow generator-humidifiers.

Sales of patient warming and neonatal care products increased by approximately 1% in the six months ended September 30, 2002 from sales in the comparable period in the prior year. Excluding the effects of currency translations, sales of patient warming and neonatal care products have increased by approximately 11% from sales in the comparable period in the prior year. This increase was due primarily to sales volume growth in most markets.

Sales of distributed products have decreased by 31% in the six months ended September 30, 2002 from sales in the comparable period in the prior year, primarily due to our decision to terminate our distribution relationship with Datex-Ohmeda in New Zealand.

Our products are sold in over 90 countries worldwide. The following table sets forth operating revenue from continuing operations for each of our primary geographic markets for the three and six months ended September 30, 2002 and 2001:

                                                  Three Months                             Six Months
                                                     Ended                                   Ended
                                                 September 30,                           September 30,
                                       ----------------------------------      ----------------------------------
                                            2002                2001                2002                2001
                                       ----------------------------------      ----------------------------------
                                          (in millions of NZ Dollars)             (in millions of NZ Dollars)
North America....................             $24.239             $22.649            $ 49.584            $ 47.965
Europe...........................              14.238              13.508              27.267              28.271
Asia Pacific.....................               9.997              10.942              20.912              21.990
Other............................               1.697               1.609               3.326               3.299
                                       --------------------------------------------------------------------------
                                              $50.171             $48.708            $101.089            $101.525
                                       ==========================================================================

GROSS PROFIT

Our gross profit decreased to $33.698 million, or approximately 67% of sales, in the three months ended September 30, 2002 from $34.897 million, or approximately 72% of sales, in the three months ended September 30, 2001. Gross profit decreased due to the significant strengthening in the value of the NZ Dollar when compared to other currencies in which we sell, but primarily the US Dollar, partially offset by underlying volume growth of approximately 13%.

Our gross profit decreased to $68.640 million, or approximately 68% of sales, in the six months ended September 30, 2002 from $73.388 million, or approximately 72% of sales, in the six months ended September 30, 2001.

Gross margin percentage for the three and six months ended September 30, 2002 was below gross margin percentage for the three and six months ended September 30, 2001, primarily due to the currency effects referred to above.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses decreased by approximately 4% to $13.628 million in the three months ended September 30, 2002 from $14.234 million in the three months ended September 30, 2001. This decrease was primarily attributable to our costs outside New Zealand being translated into New Zealand dollars at rates of exchange that are favourable when compared to the comparable period in the prior year, partially offset by a modest increase in personnel and related expenses to support our current and anticipated volume growth.

Excluding the effects of currency translations, selling, general and administrative expenses increased by approximately 1% in the three months ended September 30, 2002.

Selling, general and administrative expenses decreased by approximately 3% to $27.338 million in the six months ended September 30, 2002 from $28.089 million in the six months ended September 30, 2001. This decrease was primarily attributable to our costs outside New Zealand being translated at rates of exchange that are favourable when compared to the comparable period in the prior year, partially offset by a modest increase in personnel and related expenses to support our current and anticipated volume growth.

Excluding the effects of currency translations, selling, general and administrative expenses increased by approximately 4% in the six months ended September 30, 2002.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses increased by approximately 21% to $3.024 million in the three months ended September 30, 2002 from $2.508 million in the three months ended September 30, 2001. Research and development expenses increased by approximately 13% to $5.650 million in the six months ended September 30, 2002 from $5.006 million in the six months ended September 30,
2001.   The increase was attributable to increases in patent expenses and labour costs in connection with the expansion of our product development activities. Research and development expenses represented approximately 6.0% and 5.6% of operating revenue for the three and six months ended September 30, 2002 respectively, compared to 5.1% and 4.9% for the three and six months ended September 30, 2001 respectively.

OTHER INCOME (EXPENSES), NET

Other expenses, net, increased for the three months ended September 30, 2002 to net expenses of $11.644 million from net expenses of $0.811 million for the three months ended September 30, 2001. The increase in other expenses, net over the three month period primarily reflects foreign currency exchange losses offset by increased interest income associated with cash available from the proceeds of our US offering and the consequent reduction in interest expense.

Other income (expenses), net, increased for the six months ended September 30, 2002 to net income of $15.474 million from net expenses of $1.892 million for the six months ended September 30, 2001. The increase in other income, net, over the six month period primarily reflects foreign currency exchange gains and by increased interest income associated with cash available from the proceeds of our US offering and the consequent reduction in interest expense.

Foreign currency exchange profit (loss) now reflects transactions resulting from our new hedging policy. Under this hedging policy, we currently enter into a mix of foreign currency exchange contracts and foreign currency exchange options up to 100% of our anticipated net foreign currency exposure of the New Zealand manufacturing and sales operation for year one. With respect to periods beyond one year, we also use a mix of contracts and options up to 75% of our net exposure for years two and three, and for years four and five up to 25% of our net exposure with options only.

TAXATION

Taxation expense decreased to $2.029 million in the three months ended September 30, 2002 from $5.748 million in the three months ended September 30, 2001. The decrease was primarily attributable to the net movement in foreign currency exchange results between the two periods.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2002, we had $63.807 million in cash and short-term investments and $6.889 million of borrowings. Short-term investments comprises highly liquid commercial paper. All our borrowings are held outside New Zealand and denominated in currencies other than the NZ Dollar. We have in place credit facilities that permit us to borrow up to a total of the equivalent of approximately $51.561 million, denominated primarily in NZ Dollars and US Dollars, each for a term of 12 months, renewable annually.

Net cash generated from operating activities totalled $28.497 million for the six months ended September 30, 2002. The amount of cash that we generated was reduced by approximately $2.880 million, as we received our US Dollar receipts into New Zealand at unfavourable foreign currency exchange rates when compared to the transaction rates during the period. This reduction was caused when delivering the US Dollars against the previously disclosed unfavourable forward currency contracts. The net reduction in cash generated on all forward currency contracts was $0.878 million.

The Company's capital expenditures totalled $10.001 million for the six months ended September 30, 2002. The majority of expenditures related to the purchase of production tooling and equipment, computer equipment and software, patents and facility extension costs. We are expanding our facility by approximately 6,100 square metres to accommodate our anticipated growth. Approximately $7.503 million has been spent in the six months ended September 30, 2002. We estimate the total cost of the project, which we expect to be completed by January 2003, to be approximately $12.987 million, and we expect to fund this expansion from our operating cash flow. A total of $9.946 million has been spent on the facility extension project to date.

Net cash used in financing activities was $28.140 million for the six months ended September 30, 2002. The payment of our final dividend for the prior financial year and the repayment of borrowings were the main reasons for the significant outflow of funds.

Our decision to mark to market foreign currency instruments because of the restrictive definitions of accounting hedges under SFAS 133 has resulted in earnings volatility and may result in future earnings volatility.

SIGNIFICANT ACCOUNTING ESTIMATES

Certain of our accounting policies require the application of significant judgement by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgements are subject to an inherent degree of uncertainty. These judgements are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Our significant accounting policies include:


- Warranty - Our warranty provision is established based on our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. While we believe that our warranty reserve is adequate and that the judgement applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future.

- Foreign currency instrument provisions - In accordance with our foreign currency accounting policy we revalue at each period end all our foreign currency instruments. These revaluations are conducted by an independent third party and are based on assumptions regarding spot rates, forward points and currency volatilities at the period end. If actual market conditions differ from those assumptions significantly different results may be realized on these instruments.

- Valuation of long-lived assets - We periodically review the carrying value of our long-lived assets and investments for continued appropriateness. This review is based upon our projections of anticipated future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.


3.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


FOREIGN CURRENCY EXCHANGE RISKS


We are exposed to foreign currency exchange rate risks as a result of our importing and exporting activities and from the activities of our foreign subsidiaries. As a result, we are exposed to risk from changes in foreign currency exchange rates. We have entered into foreign currency forward exchange contracts and foreign currency option contracts to hedge against current and anticipated future foreign currency trade cash flows.


CREDIT RISKS


In the normal course of business we incur credit risk from trade debtors, which we manage with our credit policy. We monitor this exposure on a regular basis. Our credit risk from our trade debtors is limited due to the number and broad geographic spread of our trade debtors.


In the course of our treasury activities we incur credit risk from foreign currency and investment counterparties, which we manage with our treasury policy. We monitor this exposure on a regular basis. Our credit risk from our treasury activities is limited due to the number of counterparties we use and the high credit ratings of our counterparties.